UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Geopark Announces Further Expansion of Jacana Oil Field in Colombia Following New Successful Appraisal Drilling

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FURTHER EXPANSION OF JACANA OIL FIELD

IN COLOMBIA FOLLOWING NEW SUCCESSFUL APPRAISAL DRILLING

Santiago, Chile – November 23, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru[1], today announced the successful testing of the Jacana 6 appraisal well in the Jacana Oil Field in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia.

GeoPark drilled and completed the Jacana 6 appraisal well to a total depth of 11,684 feet. A test conducted with an electric submersible pump in the Guadalupe formation, across multiple sand units, resulted in a production rate of approximately 1,800 bpd of 16 degrees API, with a 17% water cut, through a choke of 38/64 mm and wellhead pressure of 80 pounds per square inch. Additional selective interval testing and production history are required to determine the stabilized flow rate and water cut source. Surface facilities are in place and the well is already in production.

The Jacana 6 well was drilled to test the western limits of the field and is located approximately 1.7 km southwest of the successful Jacana 5 appraisal well which extended the northwest field boundaries and continues to produce at approximately 3,600 bopd with less than 1% water cut (at a formation depth approximately 50 feet down dip of the Jacana 6 well). The successful appraisal drilling in the Jacana Field this year has substantially increased the field size, as well as, grown field production to over 13,000 bopd gross from six wells. DeGolyer & MacNaughton, the independent reserve engineering firm, is currently evaluating information to issue an updated reserve certification as of December 2016 (expected to be released in February 2017).

As recently announced, GeoPark will focus the bulk of its 2017 work and investment program on appraising and developing the Tigana/Jacana oil trend to determine the full extent of the oil accumulation and continue to grow production. GeoPark’s total five country program (at a $45-50 oil price) is targeting 20-25% production growth from a fully-funded $80-90 million capital program and with a forecasted consolidated exit production of 30,000+ boepd net.

James F. Park, Chief Executive Officer of GeoPark, said: “Great rocks, big traps, high-recovery wells, growing scale, supporting infrastructure, good geography, efficient low costs, and fast cycle self-funding cash flows - all being powered forward by GeoPark’s dependable and motivated operating team. The Tigana/Jacana oil complex is proving up all the ingredients of a world class oil play and a foundational asset to drive GeoPark’s value growth now and in the coming years. Our team continues to push out the boundaries of the field with every new appraisal well. We still have the opportunity to drill 1-2 more development wells before the end of the year and are gearing up to drill another 15+ wells to further appraise this play in 2017.”

For further information please contact:

INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com
MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

[1] Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 23, 2016